Scottish and Southern Energy plc

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

04030545

19 May 2004

SEC MAIL PROCESSING SECTION RECEIVED 181 WASH. D.C.

SUPPL

Dear Sirs

Ref: 82- 3099

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 1 April 2004 to date.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

Anne Sutherland
Company Secretarial Assistant

Scottish Hydro-Electric SOUTHERN ELECTRIC SWALEC S+S Delivering your electricity

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Final Results
Released	07:00 19 May 2004
Number	8320Y

Scottish and Southern Energy plc

19 May 2004

Scottish and Southern Energy plc

PRELIMINARY RESULTS
for the year to 31 March 2004

Chairman's Statement

"Scottish and Southern Energy's strategy continues to be focused on the delivery of consistent, year-on-year real increases in the dividend payable to shareholders, supported by growth in earnings per share. The results for 2003/04 are in line with this. In particular:

- **The Board is recommending a final dividend of 26.4p per share, making a full-year dividend of 37.7p, an increase of 7.7%. This increase in the dividend is again ahead of our target of at least 4% real growth for each year to March 2005. SSE's dividend has grown by 32% in real terms since 1999.**

- **A 9.4% increase in underlying profit before tax, to £609.7m, has more than offset the termination in November 2002 of the contract to supply power to TXU. As a result, headline profit before tax has risen by 3.8% to £619.9m before goodwill and net finance income from pension assets.**

- **On an underlying basis, earnings per share increased by 8.6% to 54.1p.**

- **SSE now has 563MW of generation capacity qualifying for Renewable Obligation Certificates (ROCs) which is operational or consented. To build on this, it is planning to increase its investment in new wind energy by £300m and to have more than 1,000MW of ROC-qualifying capacity by 2008.**

- **SSE has acquired 550MW of additional thermal generation capacity, with the acquisitions of Medway Power and Fife Power, and now has over 5,700MW of capacity.**

- **The energy supply business gained 400,000 customers in the year to 31 March 2004 and acquired over 300,000 customers from Atlantic Electric & Gas on 28 April. It is now the fourth largest energy supplier in the UK, with 5.55m customers.**

- **Work has begun on the development, with Statoil (UK), of around 420 million cubic metres of additional gas storage capacity at Aldbrough. SSE will invest £150 million in the joint development and will own 280 million cubic metres of the capacity.**

Overall, SSE delivered good financial and operational performance during 2003/04. Looking ahead, we will continue to focus on achieving sustainable growth through the effective management of core businesses, supplemented by the disciplined delivery of our well-founded plans to invest in renewable energy generation, electricity networks and gas storage."

viable long-term electricity supply. The Committee also pointed out that extra investment is required to ensure the network is ready for the anticipated changes to electricity generation over the next decade.

A lot of detailed work and discussion has yet to take place during the remainder of the distribution price control review for 2005 to 2010, involving companies, the regulator and other stakeholders, particularly on the cost of capital. It is encouraging that Ofgem has said that a key priority in the price review is to protect the interests of customers by ensuring that there is sufficient scope for companies to invest in the networks to safeguard security of supply - and meet future demands from generation connected to the distribution network.

- **Transmission Upgrades**

Ofgem has also acknowledged that the UK's transmission system needs to be reinforced to facilitate the addition of new renewable generation. The first vital step in this is the need to replace the existing transmission line between the Highlands and the central belt of Scotland with a new upgraded line. This has to be built if the government's targets for the generation of electricity from renewable sources are to be achieved.

The selection of the route for the new line is at an advanced stage, following extensive environmental studies and public consultation, and SSE expects to submit a planning application before the end of 2004. The work done so far suggests that the construction of the line will require investment in excess of £200m. SSE aims to begin constructing the new line during 2005, subject to timely progress of the planning application and final agreement on the regulatory framework for the investment. On this basis, the line could be operational in 2008.

SSE is continuing to receive applications from renewable generators throughout the Highlands and Islands for connections to its network, and other applications are expected during the remainder of 2004. As a result, it is progressing with studies to determine options for upgrading the network infrastructure and is also analysing what additional investment may be necessary. While the issues are still being considered with Ministers, officials, local authorities and Ofgem, it is clear that further significant transmission investment of around £800m over the next decade may be required in SSE's transmission area, in addition to the investment in the new line between the Highlands and the central belt of Scotland.

- **Summary**

Major upgrades of the electricity network will lead to an increase in the Regulated Asset Base, and the investment opportunities for SSE that are now apparent in the transmission and distribution networks are the most significant since well before the privatisation of the UK's electricity industry. SSE's focus will be on delivering the necessary investment programmes in an efficient and effective manner.

Generation and Supply

Operating profit in Generation and Supply before goodwill rose by 18.4% to £298.5m, excluding the effects of the termination of the "in the money" contract to supply power to TXU, which went into administration in November 2002. The contract contributed £40m to operating profit in 2002/03, which will not be repeated in future years.

A claim for over £300m has been lodged with the administrators. Although the process is complex and time-consuming, SSE remains confident that it is well-placed relative to other creditors and continues to believe that more than 50% of this claim will be recovered in due course. Any recovery from the administration will firstly be offset against a debtor of £48m and the balance remaining will be presented as a credit to the profit and loss account.

- **Generation performance in 2003/04**

A proportion of the output of SSE's power stations is sold into the wholesale, industrial and commercial markets and so it has benefited from the recovery in wholesale electricity prices experienced during 2003/04.

SSE's generation portfolio was expanded with the acquisition of the balance of the equity interests which it did not already own in Medway Power for £241.1m in November 2003. This added another modern, flexible and efficient power station to its group of generation assets and gave SSE the economic benefit from having a 100% interest in Medway's contracts to supply power. It contributed around £13m additional profit before tax in the first five months of ownership. SSE also acquired a 120MW gas-fired power station in Fife for £12.5m

In total, SSE has 391MW of capacity in its sub-20MW stations. Of this, a total of 275MW was refurbished by 31 March 2004. The refurbishment of a further 90MW is expected to be completed during 2004/05.

In April, the Highland Council accepted that the development of SSE's new 100MW hydro-electric station planned for Glendoe at Loch Ness should proceed, and the planning application is now with Scottish Ministers for determination. SSE has secured planning permission for the development of 7MW of new hydro-electric capacity at Fasnakyle, the output of which will also qualify for ROCs.

In total, SSE now has in place, or has secured consent to develop, 563MW of generation capacity qualifying for Renewable Obligation Certificates (ROCs), as part of its existing £550m programme of investment in renewables. The additional investment of £300m now planned for new wind energy will take SSE's total investment in renewables to £850m, of which £150m has already been invested. This, in turn, should enable SSE to have more than 1,000MW of ROC-qualifying generation capacity by 2008.

The government has made it clear that the key to realising the full potential of renewables is the development of new technologies. In line with this, Renewable Technology Ventures Ltd (RTVL), a joint venture between SSE and The Weir Group, is investing in the development of a tidal power generating device. Other marine opportunities are being pursued by RTVL. In addition, SSE is working in partnership with Talisman Energy on the possible development of the world's first deep-water offshore wind farm in the Moray Firth. This project has attracted financial support from both the UK government and the Scottish Executive.

- **Generation outlook**

SSE believes that its position as the UK's largest generator of electricity from renewable sources, combined with its portfolio of gas-fired power stations, which is the most thermally-efficient in the UK, should mean that it is well-positioned for the introduction of the Emissions Trading Scheme in 2005.

In the future, the profitability of SSE's generation activities will receive a major boost from Ofgem's agreement in November 2003 that Hydro Benefit should be abolished from April 2005. This was a formula-based payment made by SSE's generation business to subsidise the relatively high cost of distributing electricity in the north of Scotland. In response, the UK government has taken action to establish an alternative mechanism to reduce the cost to customers of electricity distribution in the north of Scotland. The abolition of Hydro Benefit will increase SSE's profit from generation activities by around £37m a year from 2005/06.

- **Supply**

SSE's energy supply business is larger than ever before. It has now grown to 5.55m customers, having gained 400,000 customers during 2003/04 and then acquired more than 300,000 customers from Atlantic Electric and Gas on 28 April 2004. Overall, SSE now has one million more customers than at the start of 2002, an increase of 22%, including 700,000 gained through organic growth. It is now the fourth largest supplier of electricity and gas in the UK.

Growth achieved during 2003/04 includes a net gain of business customers covering around 45,000 sites throughout Great Britain, including Lloyds TSB, the Scottish Executive and Manchester City Council. In total, SSE's business customers now cover more than 320,000 sites throughout Great Britain.

SSE's long-term success as an energy supplier depends on safeguarding its reputation for excellent customer service. SSE's 'one-stop' fully integrated system continues to offer the fullest range of customer service functions in the sector. It covers all brands and products and has the flexibility to allow SSE to offer additional products and services. In line with this, the integration of Atlantic into SSE's supply business is now under way and will largely be completed during 2004/05.

The system will continue to be enhanced to further improve standards of customer service while at the same time keeping pace with changing technology. During 2004/05 it is intended to offer on-line billing to all existing SSE energy supply customers. Improvements to internal telephony systems are also under way to better integrate them with other IT systems.

It is this reputation for customer service which has helped SSE's three strong regional brands – Southern

existing business, SSE Telecom. Integration is now complete. The combined business achieved an operating profit before goodwill of £3.5m. SSE Telecom itself delivered an operating profit of £11.0m, compared with £12.0m in the previous year. Neos' sales performance in 2003/04 was disappointing, with growth being lower than expected. Accordingly, it made a £7.5m loss. However, SSE now has a national telecoms network, a UK-wide sales force and a competitive range of products targeted at commercial and public sector customers. This puts it in a good position to achieve faster sales growth going forward.

- **Corporate and Property Services**

Corporate and Property Services contributed £15.5m to operating profit and the sale of the Amersham Road site in Reading also realised a profit of £10.2m.

Safety and the Environment

SSE aims to create value for shareholders by running the business in a way which is both safe and responsible. During the year, the number of lost time and reportable accidents within the company was 27, one fewer than in the previous year. The number of serious, or potentially serious, road traffic accidents involving employees driving company vehicles fell by more than half during 2003/04, to 23.

To benchmark its environmental activities, SSE participated in the eighth Business in the Environment Index, the UK's leading environmental benchmarking tool, the results of which were announced in March 2004. SSE's score improved from 97.92% last year to 98.13% this year, making it the top-performing electricity company. It meant SSE featured in BiE's 'Premier League' of companies for the second consecutive year.

Cost Savings

SSE remains focused on enhancing shareholder value through greater efficiencies and in line with this secured an additional £11m of cost savings in 2003/04, representing 4.8% of the overall total. This takes the annualised post-merger cost savings to £175m, compared with an original target of £90m. Since SSE was formed at the end of 1998, total cumulative cost savings of £604m have been secured. Further cost savings should be achieved in 2004/05.

Group Capital Expenditure

Group investment and capital expenditure, excluding acquisitions, totalled £289.7m in 2003/04, compared with £251.9m in the previous year.

Capital expenditure in Power Systems was £147.9m, compared with £143.7m in 2002/2003. Of this, £86.4m was invested in network refurbishment and £61.5m on network expansion.

The other main feature of capital expenditure was investment of £69.1m for growth in generation, with the refurbishment work being carried out at hydro-electric power stations and the development of new hydro-electric and wind energy schemes which will lead to the generation of ROC-qualifying energy. There was also planned capital expenditure of £30m at Peterhead Power Station, in line with its long-term service agreement with Siemens.

Within the overall total, capital expenditure for growth was £152.5m in 2003/04. This largely comprised network expansion and renewable energy. Capital expenditure will increase significantly in the next few years, with investment in renewable energy, networks and gas storage, and is expected to be over £400m in 2004/05. All investments are expected to achieve returns which are greater than the cost of capital and are expected to enhance earnings.

Interest

The net interest charge was £85.5m. The reduction of £3.6m reflects continuing strong cash flow and lower interest rates. The average interest rate for SSE in 2003/04 was 5.96%, compared with 5.98% last year. Underlying interest cover was 8.4 times, compared with 8.1 times the previous year.

Tax

The effective current tax rate was 24.1%, compared with 23.0% in the year before. As deferred tax liabilities

25 August 2004	Shares go ex-dividend
27 August 2004	Date for recording transfers to receive dividend
24 September 2004	Dividend payable
4 November 2004	Announcement of interim results

For further information please contact:

Scottish and Southern Energy plc

Alan Young – Director of Corporate Communications	+ 44 (0)870 900 0410
Denis Kerby – Investor and Media Relations Manager	+ 44 (0)870 900 0410

Financial Dynamics

Andrew Dowler	+ 44 (0)20 7831 3113

There will be an analysts' presentation starting at 09:30 GMT at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB.

Webcast facility: This is available by going to: www.scottish-southern.co.uk

Telephone conference call: Wednesday, 19 May:
UK: 0845 146 2004
International: +44 (0) 1452 569 393
Password: SSE

Replay facility (for one week)
UK: 0845 245 5205
International: +44 (0) 1452 55 00 00
Password: 1391926#

Group Profit and Loss Account
for the year ended 31 March 2004

	Note	Total 2004 £m	Total 2003 £m
Turnover			
Group and share of joint ventures		**5,184.2**	4,113.6
Less: share of joint ventures		**59.8**	48.3
Group turnover	3	**5,124.4**	4,065.3
Cost of sales		**(4,100.1)**	(3,089.2)
Gross profit		**1,024.3**	976.1
Distribution costs		**(229.1)**	(238.8)
Administrative costs		**(166.1)**	(133.1)
Operating profit			
Group		**629.1**	604.2
Share of joint ventures		**30.6**	32.1
Share of associates		**20.6**	35.2
Total operating profit	3	**680.3**	671.5

	Note				
Cash at bank and in hand		6.5	3.0	0.4	1.0
		811.2	663.2	2,762.4	2,813.9
Creditors: amounts falling due within one year		1,291.5	1,142.6	1,813.9	1,648.7
Net current (liabilities) / assets		(480.3)	(479.4)	948.5	1,165.2
Total assets less current liabilities		4,129.8	3,768.1	1,726.4	1,943.1
Creditors: amounts falling due after more than one year		1,668.6	1,428.4	684.8	684.4
Provisions for liabilities and charges					
Deferred taxation		512.7	462.2	-	-
Other provisions	9	96.0	114.2	-	-
Net assets excluding pension asset / (liability)		1,852.5	1,763.3	1,041.6	1,258.7
Pension asset	5	52.7	-	52.7	-
Pension liability	5	(177.1)	(281.5)	-	(65.2)
Net assets including pension asset / (liability)		1,728.1	1,481.8	1,094.3	1,193.5
Capital and reserves					
Called up share capital		428.7	429.1	428.7	429.1
Share premium account		72.6	66.5	72.6	66.5
Capital redemption reserve		13.7	12.8	13.7	12.8
Profit and loss account		1,213.4	973.6	579.3	685.1
Total shareholders' funds		1,728.4	1,482.0	1,094.3	1,193.5
Equity minority interests in subsidiary undertaking		(0.3)	(0.2)	-	-
		1,728.1	1,481.8	1,094.3	1,193.5

Group Cash Flow Statement

for the year ended 31 March 2004

	Note	2004 £m	2003 £m
Net cash inflow from operating activities	10	800.3	814.4
Dividends received from joint ventures and associates		11.5	17.7
Returns on investments and servicing of finance		(53.5)	(47.4)
Taxation		(142.7)	(148.1)
Free cash flow		615.6	636.6
Capital expenditure and financial investment		(259.9)	(216.7)
Acquisitions and disposals		(244.5)	(132.7)
Equity dividends paid		(306.7)	(284.9)
Net cash (outflow)/inflow before management of liquid resources and financing		(195.5)	2.3
Management of liquid resources		(12.8)	14.7
Financing		219.5	(47.8)

Actuarial gain/(loss) recognised in respect of pension funds	**153.8**	(358.3)
Total recognised gains and losses relating to the financial year	**601.7**	87.9

Group Reconciliation of Movement in Shareholders' Funds
as at 31 March 2004

	2004 £m	2003 £m
Profit for the financial year	**447.9**	446.2
Dividends	**(322.9)**	(300.0)
Retained profit for the year	**125.0**	146.2
Actuarial gain/(loss) recognised in respect of the pension funds	**153.8**	(358.3)
	278.8	(212.1)
New share capital subscribed	**6.6**	6.1
Transfer on acquisition of subsidiary	**(27.8)**	-
Repurchase of ordinary share capital for cancellation	**(11.2)**	(18.1)
Net addition to/(reduction in) shareholders' funds	**246.4**	(224.1)
Opening shareholders' funds	**1,482.0**	1,706.1
Closing shareholders' funds	**1,728.4**	1,482.0

Notes on the Financial Statements

1. Financial Statements

The financial information set out in this announcement does not constitute the Group's Statutory Accounts for the years ended 31 March 2004 or 2003 but is derived from those Accounts. Statutory Accounts for 2002/03 have been delivered to the Registrar of Companies, and those for 2003/04 will be delivered following the Company's Annual General Meeting on 29 July 2004. The Auditors have reported on those Accounts and their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. This Preliminary Announcement was approved by the Board on 18 May 2004.

2. Basis of consolidation

The Group Accounts consolidate the Accounts of Scottish and Southern Energy plc and its subsidiary undertakings together with the Group's share of the results and net assets of its joint ventures and associates.

The results of subsidiary undertakings acquired or sold are consolidated from the date of acquisition, using the acquisition method of accounting. The results of joint ventures and associates are included using the equity method of accounting.

3. Segmental analysis

All turnover and profit before taxation arise from operations within Great Britain and Ireland and relate to continuing operations.

The Group's principal business is the generation, distribution and supply of electricity and sale of gas in Great Britain and Ireland and the transmission of electricity in the north of Scotland. Analysis of turnover and

4. Net interest payable

	Group		Joint Ventures		Associates	
	2004	2003	**2004**	2003	**2004**	2003
	£m	£m	**£m**	£m	**£m**	£m
Interest receivable:						
Interest from short-term deposits	**2.2**	1.9	**-**	-	**-**	-
Other interest receivable	**17.4**	18.4	**0.4**	0.4	**1.0**	1.7
	19.6	20.3	**0.4**	0.4	**1.0**	1.7
Interest payable and similar charges:						
Bank loans and overdrafts	**27.1**	22.3	**-**	-	**11.0**	16.0
Other loans	**46.9**	47.4	**11.9**	13.0	**0.7**	1.4
Other financing charges	**7.7**	6.4	**-**	-	**-**	-
	81.7	76.1	**11.9**	13.0	**11.7**	17.4
Interest capitalised	**(2.0)**	(1.4)	**-**	-	**-**	-
	79.7	74.7	**11.9**	13.0	**11.7**	17.4
Amortisation of discount	**3.2**	6.4	**-**	-	**-**	-
Net interest payable	**63.3**	60.8	**11.5**	12.6	**10.7**	15.7

Notes on the Financial Statements

5. Pensions

	Value at 31 March 2004 £m	Value at 31 March 2003 £m
Total market value of schemes' assets	**1,499.8**	1,271.1
Present value of schemes' liabilities	**(1,677.5)**	(1,673.3)
(Deficit) in the schemes	**(177.7)**	(402.2)
Deferred tax thereon	**53.3**	120.7
Net pension (liability)	**(124.4)**	(281.5)

Movements during the year	**2004 £m**	2003 £m
Total gross (deficit)/surplus at beginning of the year	**(402.2)**	92.0
Movement in year:		
Current service costs	**(16.7)**	(19.3)
Contributions paid	**19.0**	5.0
Curtailment costs charged to reorganisation provision	**(1.2)**	(6.0)
Other finance income	**2.2**	32.7

* Payable on 24 September 2004 to shareholders on the register at close of business on 27 August 2004.

8. Earnings per share

	2004 Earnings £m	2003 Earnings £m	2004 Earnings per Share pence	2003 Earnings per Share pence
Basic	**447.9**	446.2	**52.3**	52.0
Adjusted - amortisation of goodwill	**14.8**	13.8	**1.7**	1.6
- deferred tax	**13.5**	28.3	**1.6**	3.3
- finance income	**(2.2)**	(32.7)	**(0.3)**	(3.8)
	474.0	455.6	**55.3**	53.1
- disposal of property	**(10.2)**	-	**(1.2)**	-
- discontinued TXU contract (net of tax)	**-**	(28.0)	**-**	(3.3)
Adjusted	**463.8**	427.6	**54.1**	49.8
Diluted	**447.9**	446.2	**52.2**	51.9

The weighted average number of shares used in each calculation is as follows:

	2004 Number of shares (millions)	2003 Number of shares (millions)
For basic and adjusted earnings per share	**856.8**	858.4
Effect of exercise of share options	**1.3**	1.6
For diluted earnings per share	**858.1**	860.0

9. Group Provisions for liabilities and charges

	Restructure £m	Onerous Energy Contracts £m	Other £m	Total £m
At 1 April 2003	15.7	79.9	18.6	114.2
Utilised during the year	(3.3)	(13.5)	(1.4)	(18.2)
At 31 March 2004	**12.4**	**66.4**	**17.2**	**96.0**

The restructure provision is in relation to expected costs associated with the continuing rationalisation of the business. The costs mainly comprise employee related costs, principally redundancy and early retirement costs. The majority of the expenditure is expected to be incurred in the next two years.

The onerous energy contracts provision relates to the present value of 'out of money' purchase contracts and will be utilised over a maximum period to 2011 when the contracts terminate. Other provisions include insurance/warranty claims and the costs of various committed expenditures relating to hydro civil assets and

Full Text Announcement

Scottish and Southern Energy plc

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	GOVT REDEEM GOLDEN SHARE
Released	09:53 5 May 2004
Number	3008Y

RNS Number:3008Y
Scottish & Southern Energy PLC
05 May 2004

Redemption of Special Share in Scottish and Southern Energy plc

Scottish and Southern Energy welcomes the Government's announcement today that it is to redeem its £1 Special Share in Scottish and Southern Energy. The consent of the holder of the Special Share is required, in terms of the Company's Articles of Association, for any person to hold more than 15% of the shares of the Company.

The Company will now take steps to remove the 15% limit on shareholdings by seeking to amend its Articles of Association at its AGM to be held on 29 July 2004.

END

communicate RNS

Full Text Announcement

Other Announcements from this Company | Send to a Friend

Company	Scottish & Southern Energy PLC	Scottish and Southern Energy plc
TIDM	SSE	
Headline	Director Shareholding-replace	
Released	09:33 4 May 2004	
Number	2453Y	

RNS Number:2453Y
Scottish & Southern Energy PLC
04 May 2004

The following replaces the Director Shareholding announcement released today, 4 May 2004 at 07.00 under RNS number 2375Y.

The interests of Ian Marchant following notification, should be 54,137 and not 54,126.

All other details remain unchanged, the full amended release appears below.

The Company was notified on 30 April 2004 by Halifax plc, the provider of the all employee Scottish and Southern Energy plc SIP, that 21,967 ordinary shares in the Company were purchased at £6.86 and allocated to employees at £6.88.

The purchase was made pursuant to a regular standing order instruction with Halifax plc for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	18	0.000002%	13,483	0.002%
Ian Marchant	18	0.000002%	54,137	0.006%
David Sigsworth	18	0.000002%	43,316	0.005%
Alistair Phillips-Davies	18	0.000002%	9,285	0.001%
Gregor Alexander	18	0.000002%	7,918	0.001%

Full Text Announcement

Scottish and Southern Energy plc

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	07:00 4 May 2004
Number	2375Y

RNS Number:2375Y
Scottish & Southern Energy PLC
03 May 2004

The Company was notified on 30 April 2004 by Halifax plc, the provider of the all employee Scottish and Southern Energy plc SIP, that 21,967 ordinary shares in the Company were purchased at £6.86 and allocated to employees at £6.88.

The purchase was made pursuant to a regular standing order instruction with Halifax plc for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	18	0.000002%	13,483	0.002%
Ian Marchant	18	0.000002%	54,126	0.006%
David Sigsworth	18	0:000002%	43,316	0.005%
Alistair Phillips-Davies	18	0.000002%	9,285	0.001%
Gregor Alexander	18	0.000002%	7,918	0.001%

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Company	Scottish & Southern Energy PLC	Scottish and Southern Energy plc
TIDM	SSE	
Headline	Acquisition	
Released	07:12 28 Apr 2004	
Number	0743Y	

RNS Number:0743Y
Scottish & Southern Energy PLC
28 April 2004

SSE ACQUIRES ATLANTIC ELECTRIC & GAS ASSETS

FOR £90.7 MILLION

Scottish and Southern Energy plc ("SSE") has today completed the acquisition of the assets of Atlantic Electric & Gas Limited (in administrative receivership) ("Atlantic") from the Receivers, KPMG LLP. The total consideration is £90.7 million in cash, predominantly for the customer debt book but also for over 300,000 customers. SSE is not taking on the bulk of the liabilities normally associated with an energy supply business.

Atlantic is the seventh largest supplier of electricity and gas in the UK, with over 300,000 customers located throughout the country. The acquisition means SSE has more than 5.5 million energy customers, an increase of one million since the start of 2002, and is now the fourth largest energy supplier in the UK. The Atlantic brand will be retained, adding to SSE's existing portfolio of three strong regional brands, Southern Electric, SWALEC and Scottish Hydro-Electric.

Atlantic currently has offices in Cardiff, where SSE already has a customer service centre, and in Gloucester. Its operations will be fully integrated with those of SSE, including the transfer of customers onto SSE's customer service system. This will be achieved over the next few months. The acquisition will make a valuable contribution to Group earnings.

SSE Chief Executive Ian Marchant said: "This acquisition represents good value and complements our success in growing customer numbers organically over the past two years. I am committed to making sure that all our new customers will benefit from the high quality of customer service we offer, which remains a key differentiator in energy supply.

"We believe that our commitment to customer service, combined with our ability to offer a diverse range of energy-related products, means we will be able to continue to grow our supply business in the future."

For further information please contact:

Alan Young Director of Corporate Communications 0870 900 0410

Denis Kerby Media and IR Manager 0870 900 0410

This information is provided by RNS

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Parliament Praises Green Plan
Released	08:49 23 Apr 2004
Number	9301X

Scottish and Southern Energy plc

RNS Number:9301X
Scottish & Southern Energy PLC
23 April 2004

PARLIAMENT PRAISES POWER FIRM'S GREEN PLANS

ɔttish and Southern Energy's latest bid to minimise its impact on the environment has been praised in Parliament.

The company, which was recently identified as best in industry for its approach to green issues, has offered to plant a native species tree for each shareholder who agrees to receive their company communications, including the annual report and the notice of meeting, electronically rather than in the traditional paper-based format. In addition to saving paper, the trees planted help to absorb CO2 and the other greenhouse gases associated with global warming. Within three weeks of the programme starting over 17,400 shareholders have opted for the programme.

Britain is now one of the least forested nations in Europe with native ancient woodlands accounting for only 2% of its landmass.

In an early day motion, put forward by North Wiltshire MP James Gray, it was stated that "this House congratulates Scottish and Southern Energy for its excellent initiative....and on the environmentally friendly nature of its company policies."

The initial 17,400 trees SSE is planting for its green-minded investors will cover approximately 14 hectares. The first Scottish and Southern Energy Woodland will be located near Pitlochry, Scotland and will be planted with native species trees including oak, rowan and birch. The company is currently looking for further suitable sites in England and Wales.

The Company will be encouraging more shareholders to elect for electronic communications, along with other shareholder initiatives, with its annual report this year. Any Scottish and Southern Energy shareholders who would like to opt to receive their communications electronically and have a tree planted on their behalf should visit www.scottish-southern.co.uk/futureforests and register your email address or telephone 0870 702 0125.

-ENDS-

Notes to Editors

Scottish and Southern Energy has been recognised for the second year running as Best in Sector in the 8th Business in the Environment Index of Corporate Environmental Engagement.

82-3099

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Stmt re PFI Agreement
Released	14:44 1 Apr 2004
Number	2346X

Scottish and Southern Energy plc

RNS Number:2346X
Scottish & Southern Energy PLC
01 April 2004

Scottish and Southern Energy sign £250 million PFI Agreement with Newcastle City and North Tyneside Councils

Scottish and Southern Energy ("SSE") has signed a £250 million Private Finance Initiative (PFI) contract with Newcastle City and North Tyneside Councils to replace and maintain street lights for the two authorities for the next 25 years. A consortium comprising SSE, its subsidiary company, SEC Lighting Services (SEC), with funding from The Royal Bank of Scotland, will work in partnership with both Councils to provide high quality street lighting throughout the City.

Work will commence in July to roll out the scheme which will see 80% of the lights in Newcastle and North Tyneside replaced over the next five years. A total of 50,000 new lighting columns and 8,000 traffic signs and bollards will be installed, with older lighting columns being replaced with new.

In addition SSE will supply electricity for the City's street lighting with Green electricity, generated from renewable energy sources such as hydroelectric and wind, for the next three years.

SSE's Chief Executive Ian Marchant commented: "This is a very important contract for us and is the second time we have taken on a PFI contract to replace and maintain street lighting. We are very much looking forward to starting the replacement and maintenance contract as well as supplying clean green electricity to the City. I am very hopeful that our PFI solution will become a model for future deals."

For further information Contact:

Alan Young Director of Corporate Communications 0870 900 0410

Denis Kerby Investor and Media Relations Manager 0870 900 0410

END